SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


03025611




SEC MAIL PROCESSING
RECEIVED
JUN 27 2003
WASH. D.C.
SECTION

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _________

Commission File No. 0-11428

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Information Resources, Inc. Amended and Restated
401(k) Retirement Savings Plan and Trust

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Information Resources, Inc.
150 North Clinton Street, Chicago, Illinois 60661

CR6k

Information Resources, Inc. Amended and Restated
401(k) Retirement Savings Plan and Trust

CONTENTS



Ernst & Young LLP
Sears Tower
233 South Wacker Drive
Chicago, Illinois 60606-6301

Phone: (312) 879-2000
www.ey.com

Report of Independent Auditors

Plan Administrators
Information Resources, Inc. Amended and
Restated 401(k) Retirement Savings Plan and Trust

We have audited the accompanying statements of assets available for benefits of Information Resources, Inc. Amended and Restated 401(k) Retirement Savings Plan and Trust as of December 31, 2002 and 2001, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

May 16, 2003

Information Resources, Inc. Amended and Restated 401(k) Retirement Savings Plan and Trust

Statements of Assets Available for Benefits

	December 31	
	2002	**2001**
Assets		
Investments, at fair value:		
Shares of registered investment companies	**$71,058,373**	$80,746,530
Shares of Information Resources, Inc. common stock	**1,277,773**	4,428,116
Participant notes	**1,289,486**	1,439,201
	73,625,632	86,613,847
Receivables:		
Employer contribution	**85,074**	–
Participant contributions	**273,031**	–
	358,105	–
Assets available for benefits	**$73,983,737**	$86,613,847

See notes to financial statements.

Information Resources, Inc. Amended and Restated 401(k) Retirement Savings Plan and Trust

Statements of Changes in Assets Available for Benefits

	Year ended December 31	
	2002	**2001**
Additions		
Interest and dividends	**$ 1,111,318**	$ 1,747,804
Employer contributions	**2,773,278**	2,698,862
Participant contributions	**10,143,951**	9,619,286
Rollover contributions	**602,275**	1,282,303
Total additions	**14,630,822**	15,348,255
Deductions		
Benefits paid to participants	**7,643,658**	10,471,030
Administrative expenses	**7,848**	8,770
Transfer to Mosaic InfoForce, L.P. Retirement Savings Plan	**–**	5,599,948
Total deductions	**7,651,506**	16,079,748
Net realized and unrealized depreciation in fair value of investments	**19,609,426**	9,286,310
Net decrease	**(12,630,110)**	(10,017,803)
Assets available for benefits:		
Beginning of year	**86,613,847**	96,631,650
End of year	**$73,983,737**	$86,613,847

See notes to financial statements.

Information Resources, Inc. Amended and Restated 401(k) Retirement Savings Plan and Trust

Notes to Financial Statements

Years ended December 31, 2002 and 2001

1. Description of the Plan

The following description of the Information Resources, Inc. (the Company or Plan Sponsor) Amended and Restated 401(k) Retirement Savings Plan and Trust (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

In connection with the formation of a joint venture between the Company and Mosaic Group, Inc., participants who became Mosaic InfoForce, L.P. employees transferred their account balances to the Mosaic InfoForce, L.P. Retirement Savings Plan effective January 1, 2001. All participants who transferred their account balances became 100% vested in the accounts.

Eligibility

A full-time employee (at least 40 hours per week) who attains age 21 becomes eligible to participate as of the first month following the date of employment; a part-time employee (less than 40 hours per week) is eligible to participate upon attaining age 21 and working 1,000 hours in a Plan year.

Contributions

Participants may contribute between 2% and 25% (up to 15% prior to January 1, 2002) of their cash compensation, as defined under the Plan, subject to legal restrictions on the maximum elective deferral contributions that can be made in a calendar year.

Each year, the Company may elect to make a matching contribution to the Plan on behalf of those employees who make elective deferral contributions to the Plan during the year. The Company's matching contribution is based on a maximum of 6% of each participant's compensation as defined. Company matching contributions were 45% of the amount contributed by participants in 2002 and 2001.

1. Description of the Plan (continued)

Participants may direct employee and Company contributions to one or a combination of several fund options offered by the Plan; however, 22% of the Company's matching contribution is automatically allocated to the Information Resources, Inc. Stock Fund.

Participant Accounts

Each participant's account is credited with the participant's elective deferral contribution and: (a) the Company's matching contribution, if any, and (b) Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. Forfeitures are used to reduce the Company's matching contributions. Forfeitures of $495,922 and $390,907 were utilized in 2002 and 2001, respectively.

Vesting

Participants are immediately vested in their elective deferral contributions and rollovers, plus actual earnings thereon. Vesting in the Company's matching contribution is based on years of continuous service. A participant is 100% vested after five years of service. A participant also becomes 100% vested upon retirement, disability, or death.

Loans

Participants may, subject to certain conditions and limitations, borrow from the Plan the lesser of $50,000 or 50% of such participant's vested accounts. The minimum loan amount is $1,000. Payments made by participants on outstanding loans are made biweekly and range from 6 to 240 months.

Payment of Benefits

On termination of service, a participant with an account balance of $5,000 or less will receive a single lump sum equal to the value of his or her account. Participants with account balances exceeding $5,000 can elect to receive a lump-sum distribution or may defer payment until a later date. Payment of such deferred amounts to participants must be made no later than the 60th day after the end of the Plan year during which the latest of the following events occurs: (a) the participant reaches age 65; or (b) the participant retires, but no later than April 1 after the close of the Plan year in which the participant attains age 70 1/2, regardless of whether the participant actually retires.

1. Description of the Plan (continued)

Plan Termination

Although it has not expressed an intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Administrative Expenses

Administrative expenses are paid by the Company. Certain management fees and other related expenses are paid by the Plan.

2. Significant Accounting Policies

Investment Valuation

The Plan's investments are stated at fair value. The shares of Information Resources, Inc. common stock are valued at the last reported sales price on a national securities exchange on the last business day of the year. The shares of registered investment companies are valued at quoted market prices that represent the net asset value of shares held by the Plan at year-end. Participant loans are valued at their outstanding balances, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payments of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

During 2002 and 2001, the Plan's investments (including purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

	Net Realized and Unrealized Appreciation (Depreciation) in Fair Value of Investments	
	2002	**2001**
Common stock	**$ (4,170,467)**	$ 2,755,276
Registered investment companies	**(15,438,959)**	(12,041,586)
	$(19,609,426)	$ (9,286,310)

The fair value of individual investments that represent 5% or more of the Plan's assets is as follows:

	December 31	
	2002	**2001**
Fidelity Magellan Fund	**$17,750,850**	$23,004,540
Fidelity OTC Portfolio Fund	**12,029,779**	16,129,805
Fidelity Puritan Fund	**12,815,416**	13,943,009
Fidelity Growth & Income Fund	**7,017,737**	7,810,727
Spartan U.S. Equity Index Fund	**6,128,859**	6,889,721
Fidelity Retirement Money Market Fund*	**6,247,794**	6,703,374
Information Resources, Inc. common Stock*	**	4,428,116

*Includes participant-directed and nonparticipant-directed.
**Below 5% threshold.

4. Nonparticipant-Directed Investments

Information about the assets and the significant components of the changes in assets relating to the nonparticipant-directed investment fund is as follows:

	December 31	
	2002	**2001**
Assets		
Information Resources, Inc. common stock	**$1,277,773**	$4,428,116
Money market fund	**100,558**	383,123
	$1,378,331	$4,811,239

	Year ended December 31	
	2002	**2001**
Changes in assets:		
Investment income	**$ –**	$ 9,022
Company contributions	**699,084**	732,584
Participant contributions	**274,886**	299,268
Rollover contributions	**10,965**	13,833
Benefits paid to participants	**(167,967)**	(251,130)
Administrative expenses	**(4,954)**	(6,219)
Net realized and unrealized appreciation (depreciation) in fair value of common stock	**(4,170,467)**	2,755,276
Transfers to participant-directed investments	**(74,455)**	(603,004)
	$(3,432,908)	$2,949,630

5. Income Tax Status

The Internal Revenue Service (IRS) ruled April 12, 2001, that the Plan qualified under Section 401(a) of the Internal Revenue Code (the Code), and, therefore, the related trust is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan was amended subsequent to the IRS determination letter. The Plan administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

EIN 36-2947987
Plan #001

Information Resources, Inc. Amended and Restated 401(k) Retirement Savings Plan and Trust

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2002

Identity of Issuer	Description of Investment	Number of Shares	Cost	Current Value
Information Resources, Inc.*	Common stock	798,608	$4,741,796	$ 1,277,773
Fidelity Management Trust Company*	Retirement Money Market Fund – Nonparticipant-directed	100,558	100,558	100,558
	Retirement Money Market Fund – Participant-directed	6,147,236	N/A	6,147,236
	Puritan Fund	811,616	N/A	12,815,416
	Magellan Fund	224,808	N/A	17,750,850
	Growth & Income Fund	231,532	N/A	7,017,737
	OTC Portfolio Fund	503,128	N/A	12,029,779
	Overseas Fund	97,094	N/A	2,136,076
	Spartan U.S. Equity Index Fund	196,753	N/A	6,128,859
Pacific Investment Management Company	Total Return Fund	276,665		2,952,015
Morgan Stanley Institutional Fund, Inc.	Equity Growth Fund	103,721	N/A	1,279,918
	Small Cap Growth B	21,537	N/A	156,355
	MSI Value Equity B	12,310	N/A	88,755
Neuberger & Berman	Genesis Fund	87,236	N/A	2,454,819
Participant notes	Interest rates of 4.25% to 10.5%			1,289,486
				$73,625,632

**Represents a party in interest to the Plan.*

N/A – Information not required for participant-directed investments.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 25, 2003

INFORMATION RESOURCES, INC.
AMENDED AND RESTATED
401(k) RETIREMENT SAVINGS PLAN
AND TRUST

By: [signature]
Name: Mary K. Sinclair
Title: Controller
Information Resources, Inc.

EXHIBIT INDEX

Exhibit Number	Exhibit	Sequentially Numbered Page
23	Consent of Independent Auditors	12

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-24041) pertaining to the Information Resources, Inc. Amended and Restated 401(k) Retirement Savings Plan and Trust, of our report dated May 16, 2003, with respect to the financial statements of Information Resources, Inc. Amended and Restated 401(k) Retirement Savings Plan and Trust included in this Annual Report (Form 11-K) for the year ended December 31, 2002.

Ernst & Young LLP

June 25, 2003
Chicago, Illinois